

WorkCar

Driving the
Sharing Economy!

Brian Santos, CEO
brian@workcar.com

THE OPPORTUNITY

The on-demand ridesharing space is growing!





The sharing economy is now a multi-billion dollar industry.



Uber and Lyft have over 1,000,000 drivers on their platforms worldwide.



Ridesharing is a global phenomenon with niche apps in several local markets.



Peer-to-peer marketplaces are disrupting traditional rental businesses.

THE PROBLEM

People cannot drive for ridesharing networks because:





They don't have a car.



Their old car does not qualify for ride sharing services.



They have no money for a down payment or have poor credit.



Traditional options are not flexible enough.

THE WORKCAR SOLUTION

Put safe drivers into qualified vehicles!





 No credit check

 No down payment

 No long-term commitment

 Flexible "rent-to-own" contract



How does
WorkCar work?



THE WORKCAR PACKAGE

- Rent-to-own agreement
- Safe & clean vehicles
- Wireless GPS dongle
- TNC ridesharing insurance
- WorkCar application



OUR BUSINESS MODEL

WorkCar makes money in two ways:

From flexible rent-to-own contracts - 20% gross margin

What we charge our customers minus what we pay the finance company = WorkCar revenue

From marketplace rentals - 30% per rental

When a WorkCar member rents a vehicle from another WorkCar member we take a cut.





Classified ads (e.g. Craigslist, newspapers)
"Street team" style marketing (event sponsorship, fliers, job fairs, colleges)
GO-TO-MARKET
How WorkCar reaches customers:
PPC ads (SEM, social media)
WorkCar referral program (word of mouth + incentives)







REFERRAL PROGRAM

PLATINUM
9 CARS/MO
$600/CAR
GOLD
6 CARS/MO
$400/CAR
SILVER
3 CARS/MO
$200/CAR

COMPETITORS	DEALERSHIPS	BREEZE	GM	HyreCar	WorkCar
Rent-to-Own	✓	-	-	-	✓
No Credit Check	-	✓	✓	✓	✓
Insurance included	-	-	✓	✓	✓
No Down Payment	-	-	✓	✓	✓
Marketplace	-	-	-	✓	✓
No commitment	-	-	✓	✓	✓
TNC Warranty	-	✓	-	-	✓



Brian Santos

CEO



Nina Birkart

Operations



Richard Horning

Legal


$200k raised; $350k+ in managed assets
12 cars in active rental mode
Fleet purchasing deal with Ford established
B2B partnership with Verizon Wireless
Web and mobile applications in development

USE OF FUNDS

- Raising $2,000,000

- Build & launch WorkCar web & mobile applications.

- Recruit & build salesforce referral network.

- Deliver on a national customer acquisition strategy.

- Grow to 500 cars in the San Francisco Bay Area.





Brian Santos, CEO
brian@workcar.com

WorkCar

Driving the
Sharing Economy!

WorkCar Evolution



VIRTUAL DEALERSHIP

CENTRALIZED MARKETPLACE

DECENTRALIZED MARKETPLACE

APPENDIX A



REFERENCES

There's an app for that:
http://econ.st/1y4UrmY

GM and Lyft to Shape the Future of Mobility:
http://bit.ly/1mvS4qc

Lyft Is Gaining on Uber as It Spends Big for Growth:
http://bloom.bg/1ShF1Xt

Uber turns 5, reaches 1 million drivers and 300 cities worldwide:
http://wapo.st/1SyUSwt